

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2016

Katherine D. Ashley, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
1440 New York Avenue, N.W.
Washington, D.C. 20005

> **Re:**   **Tribune Publishing Company**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 2, 2016 by Gannett Co., Inc.**
>
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed May 5, 2016 by Gannett Co., Inc.**
>
> **Soliciting materials filed pursuant to Exchange Act Rule 14a-12**
> **Filed May 6, 2016 by Gannett Co., Inc.**
> **File No. 1-36230**

Dear Ms. Ashley:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filings or by providing the requested information. If you do not believe our comments apply to the participants' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the proxy materials unless otherwise indicated.

Preliminary Proxy Statement

Solicitation of Proxies, page 18

1.   Please disclose the total amount estimated to be incurred and the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. Refer to Item 4(b)(4) and Instruction 1 to Item 4 of Schedule 14A.

Soliciting materials filed pursuant to Exchange Act Rule 14-12 dated May 5, 2016

2.   Each statement or assertion of opinion or belief made in your proxy statement and/or your additional soliciting material must be characterized as such and be supported by a reasonable basis that is self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please revise and provide supplemental support where appropriate for your assertion that the "comparable trading values and comparable acquisition multiples presented in the Tribune rejection letter on May 4, 2016 are misleading because they are based on inappropriate selections of public companies and transactions."

Soliciting materials filed pursuant to Exchange Act Rule 14-12 dated May 6, 2016

3.   Please consider whether your proxy materials omit information necessary to make the information contained therein not misleading. We note your inclusion of a statement attributed to Michael Ferro, chairman of Tribune Publishing, in October 2013, stating, "I don't know anything about the newspaper business… I like to be in businesses that I know something about." We further note that Mr. Ferro joined the board in February 2016, a period of more than two years since the alleged statement. Your disclosure without providing additional context including this additional fact does not appear consistent with Exchange Act Rule 14a-9. Please provide appropriate context for this statement, or in the alternative, remove the statement from your document.

4.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. Please qualify the following types of statements as your belief in future filings, and provide supplemental support for these particular statements with your response:

- "The Financial Times and Washington Post sales multiples are not comparable given the very different business attributes of the Financial Times and the financial condition of the Washington Post at the time of the sale."
- "The public company analysis as portrayed by Tribune is also misleading as it includes inappropriate non-peer companies which distort the multiple."

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information that the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing person is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Justin A. Kisner, Staff Attorney, at (202) 551-3788, or me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions